

August 6, 2014

Via E-mail
Nathaniel Bradley
President and Chief Executive Officer
AudioEye, Inc.
5210 E. Williams Circle, Suite 500
Tucson, AZ 85711

      Re: AudioEye, Inc.
               Registration Statement on Form S-1
               Filed July 30, 2014
               File No. 333-197727

Dear Mr. Bradley:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Cover Page

1.   Please disclose your concurrent registered, resale offering, including the number of the resale shares currently being offered under a different prospectus.

Selling Stockholders, page 39

2.   You disclose elsewhere in your prospectus that the shares you are registering were sold to three accredited investors. In addition, warrants to purchase 168,000 shares that you are also registering for resale were sold to a placement agent. The selling stockholder table on page 40 includes six shareholders with no descriptive information concerning relationships among them. Please expand to explain how the holders acquired their shares.

Exhibit 5.1

3.   Please remove the limitation on reliance that appears in the fourth paragraph of your opinion. Refer to section II.B.3.d. of Staff Legal Bulletin No. 19 (October 14, 2011).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Nathaniel Bradley
AudioEye, Inc.
August 6, 2014
Page 3

Please contact Gabriel Eckstein at (202) 551-3286 or in his absence, the undersigned at (202) 551-3462 with any questions. If you thereafter require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief—Legal

cc: Via E-Mail
        David L. Ficksman, Esq.
        TroyGould PC